UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G	OMB APPROVAL
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Under the Securities Exchange Act of 1934

(Amendment No. 1   )*

Avanex Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05348W 10 9
(CUSIP Number)
December 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05348W 10 9
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Walter Alessandrini
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,764,073
6. Shared Voting Power 1,937,075
7. Sole Dispositive Power 2,764,073
8. Shared Dispositive Power 1,937,075
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,701,148
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 6.8%
12. Type of Reporting Person (See Instructions)
IN

Item 1.

(a) Name of Issuer: Avanex Corporation

(b) Address of Issuer's Principal Executive Offices:

40919 Encyclopedia Circle, Fremont, California 94538

Item 2.

(a) Name of Person Filing: Walter Alessandrini

(b) Address of Principal Business Office or, if none, Residence:

40919 Encyclopedia Circle, Fremont, California 94538

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock, $0.001 par value

(e) CUSIP Number 05348W 10 9

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [   ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [   ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [   ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [   ] An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [   ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [   ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [   ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [   ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owed: 4,701,148

(b) Percent of class: 6.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 2,764,073

(ii) Shared power to vote or to direct the vote 1,937,075

(iii) Sole power to dispose or to direct the disposition of 2,764,073

(iv) Shared power to dispose or to direct the disposition of 1,937,075

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .    [     ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002 Date /s/ Walter Alessandrini Signature Walter Alessandrini Name/Title